HANNY HOLDINGS LIMITED
錦興集團有限公司

(Incorporated in Bermuda with limited liability)

HANNY

VISIONS AHEAD

Date: 29 JAN 2008

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

[redacted]

08000749

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 28 January 2008 (in English and in Chinese) in relation to appointment of independent non-executive director for your filing under ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Encls.

香港中環夏慤道12號美國銀行中心31樓

31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong

Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Sin Chi Fai was appointed as an independent non-executive director of the Company and a member of the audit committee of the Company effective from 28 January 2008.

The Board of Directors (the "**Board**") of Hanny Holdings Limited (the "**Company**") is pleased to announce that Mr. Sin Chi Fai was appointed as an independent non-executive director of the Company effective from 28 January 2008. Mr. Sin was also appointed as a member of the audit committee of the Company effective from 28 January 2008.

Mr. Sin Chi Fai, aged 49, a director and a shareholder of two Singapore companies engaged in the distribution of data storage media and computer related products and distribution of educational toys in Asian countries. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 12 years of experience in banking field and has 12 years of experience in sales and marketing information technology industries.

Mr. Sin was an independent non-executive director of the Company during the period of 12 December 2005 to 31 January 2007. He is also currently an independent non-executive director of Wonson International Holdings Limited (*Stock Code: 651*) and Wing On Travel (Holdings) Limited (*Stock Code: 1189*)(resigned on 27 March 2007 and re-appointed on 28 January 2008). Mr. Sin was an independent non-executive director of Capital Estate Limited (*Stock Code: 193*) (resigned on 8 June 2005) and China Strategic Holdings Limited (*Stock Code: 235*)(resigned on 30 October 2007). The shares of all these companies are listed on the main board of The Stock Exchange of Hong Kong Limited. Save as mentioned in this announcement, Mr. Sin has not held any directorship in any listed public companies in the past three years. He does not hold any position in any subsidiaries of the Company.

There is no service agreement between the Company and Mr. Sin and the appointment of Mr. Sin has no fixed term. Under the Bye-laws of the Company, Mr. Sin will hold the office of a director of the Company until the next following general meeting of the Company and will then be eligible for re-election at that meeting. The annual emoluments payable to Mr. Sin is Singapore dollars 10,000.00 which was determined by reference to his duties and responsibilities and the prevailing market conditions (subject to review by the Board from time to time).

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Sin does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Sin was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no information which is discloseable nor is/was Mr. Sin involved in any of the matters required to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters concerning him that need to be brought to the attention of the shareholders of the Company.

Appointment of Chairman of the Audit Committee

Mr. Poon Kwok Hing, Albert was appointed as the Chairman of the audit committee of the Company effective from 28 January 2008.

Immediately after the appointments of Mr. Poon and Mr. Sin, the audit committee of the Company comprises three members, namely Mr. Poon Kwok Hing, Albert (*Chairman*), Mr. Kwok Ka Lap, Alva and Mr. Sin Chi Fai, all of whom are independent non-executive directors.

The Board wishes to express its warmest welcome to Mr. Sin for joining the Company.

As at the date of this announcement (immediately after the appointment of Mr. Sin Chi Fai), the Board comprises:-

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 January 2008

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

委任獨立非執行董事

> 董事會欣然宣佈，冼志輝先生獲委任爲本公司之獨立非執行董事及本公司審核委員會之成員，由二零零八年一月二十八日起生效。

錦興集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈，冼志輝先生獲委任爲本公司之獨立非執行董事，由二零零八年一月二十八日起生效。冼先生亦獲委任爲本公司審核委員會之成員，由二零零八年一月二十八日起生效。

冼志輝先生，49歲，爲兩家從事分銷數據儲存媒體及與電腦相關產品，及分銷具教育意義玩具至亞洲國家之新加坡公司之董事及股東。冼先生於香港理工學院（現稱爲香港理工大學）獲取銀行系之文憑。彼於銀行業積逾 12 年經驗及於資訊科技業擁有 12 年銷售及推廣之經驗。

冼先生於二零零五年十二月十二日至二零零七年一月三十一日期間曾任本公司之獨立非執行董事。彼目前爲和成國際集團有限公司（股份代號：*651*）及永安旅遊（控股）有限公司（股份代號：*1189*）（於二零零七年三月二十七日辭任，於二零零八年一月二十八日再獲委任）之獨立非執行董事。冼先生曾任冠中地產有限公司（股份代號：*193*）（於二零零五年六月八日辭任）及中策集團有限公司（股份代號：*235*）（於二零零七年十月三十日辭任）之獨立非執行董事。該等公司之股份均於香港聯合交易所有限公司主版上市。除本公佈所披露者外，冼先生於過去三年並無於任何上市公司擁有任何董事職銜。彼並無於本公司旗下任何附屬公司擔任任何職務。

本公司與冼先生並無訂立任何服務協議，而冼先生之委任亦無固定年期。根據本公司章程規定，冼先生將繼續出任本公司董事，直至本公司下次股東大會爲止，並將於該股東大會上告退，惟符合資格可膺選連任。應付予冼先生之酬金爲每年 10,000.00 新加坡幣，此金額乃就其職責及普遍市場狀況而釐定（須不時由董事會檢討）。

除身爲本公司獨立非執行董事所產生之關係外，冼先生與本公司其他任何董事、高級管理層成員、主要股東或控股股東概無任何關係。截至本公佈刊發日期止，冼先生於本公司任何股份或相關股份中並無擁有或視作擁有根據香港法例第 571 章證券及期貨條例第 XV 部所述之權益。

概無任何資料須予披露，及冼先生不曾或無正在涉及任何需根據香港聯合交易所有限公司證券上市規則第 13.51(2)(h)至 13.51(2)(v)段規定須予披露之事項，亦無任何有關冼先生之其他事項須知會本公司股東。

審核委員會主席之委任

潘國興先生獲委任爲本公司審核委員會主席，由二零零八年一月二十八日起生效。

緊隨潘先生及冼先生之委任，本公司審核委員會由三名成員組成，包括潘國興先生（主席）、郭嘉立先生及冼志輝先生，全部均爲獨立非執行董事。

董事會對冼先生加入本公司謹致以熱烈歡迎。

於本公佈日期（緊隨冼志輝先生之委任），董事會成員包括:-

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
潘國興先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零八年一月二十八日

* 僅供識別

END